EXHIBIT 5

                                    Stone & Webster Management Consultants, Inc.

                                                                 One Main Street
                                                             Cambridge, MA 02142
                                                             Phone: 617.589.2000
                                                               Fax: 617.589.1372


Stone & Webster Management Consultants, Inc.
-----------------------------------------------------------------------------


                                                December 1, 2004

Harbert Management
555 Madison Avenue
New York, NY 10022



RE: Evaluation of Emission Compliance at Allegheny Energy Electric Generating Units

Stone & Webster Management Consultants, Inc. ("Stone & Webster Consultants") is pleased to provide this letter report to assist Harbert Management in assessing certain aspects of Allegheny Energy's power generation fleet.

Stone & Webster Consultants has summarized the current emissions, environmental controls and emission allowance position of the Allegheny Energy coal-fired generating fleet, and compared the level of environmental controls installed on these units to Allegheny Energy's competitors in the region. For the competitor analysis, AEP, Cinergy, Constellation, Dominion, First Energy, Mirant Mid-Atlantic, Reliant Mid-Atlantic, and PPL were used.

Allegheny Energy has discussed plans for future environmental controls to further control air emissions from its electric generating fleet, which consists primarily of coal-fired units. Stone & Webster Consultants has not seen any details on the environmental plan but assumes that it is for additional SO2 and NOx emissions reductions and possibly for mercury emissions control. The estimated cost given by Allegheny Energy for these capital projects is $1.3 billion. Under current regulations, SO2 and NOx emissions are regulated under a "cap and trade" program where electric power facility owners can comply with the regulations either through purchasing emission allowances or installing emissions control devices.

Summary and Conclusions

o At current expected emission levels, it is projected that Allegheny Energy will be required to purchase 50 -100,000 SOz allowances annually in 2005 through 2007, and 150,000 or more annually in the following years.

o Price projections for SO2 allowances are volatile, but a reasonable range would be $500-1,000 per ton, resulting in emission allowance purchases of up to $100 million per year.

o The installation of scrubbers would be an economic investment, given the anticipated expense and volatility of the allowance purchase market.

o The threatened litigation with the AGs makes investing in emission controls much more likely, as evidenced by settlements entered into by other companies that have had recent litigation with the EPA or AGs.

o NOx emission control technology is also likely to be required due to anticipated volatility in the NOx allowance prices, likely implementation of year round control requirements, and the threatened litigation with the AGs.

o Total investment for the SO2 and NOx emission control technology for the Allegheny Energy fleet is estimated to be $1.1 to $1.3 billion over approximately the next five years.

o Most of Allegheny Energy's competitors in the region have either already made the emission controls investment, or have committed to do so on their larger generating units.

Background Information on Allegheny Energy's Coal-Fired Power Plants

Allegheny Energy's electricity generation business is divided into three companies - Allegheny Energy Supply, Allegheny Generating, and Monongahela Power. As a result of the deregulation of the electricity generation market in Maryland, Ohio, and Pennsylvania, the electricity generating assets previously owned by the Potomac Edison and West Penn Power subsidiaries are now owned by Allegheny Energy Supply. As West Virginia has not deregulated the electricity generation market, the electricity generation assets owned by Monongahela Power are still owned by Monongahela Power.

Key aspects of Allegheny Energy's coal-fired assets are listed below:

                                      Summer In Service
Plant                                  MW         Year
-----                                  --         ----

Armstrong Power Station

     Unit 1                           172        1958
     Unit 2                           171        1959

Hatfield's Ferry Power Station

     Unit 1                           500        1969
     Unit 2                           500        1970
     Unit 3                           500        1971

Mitchell Power Station

     Unit 3                           275        1963

Albright Power Station

     Unit 1                            73        1952
     Unit 2                            73        1952
     Unit 3                           137        1954

Fort Martin Power Station

     Unit 1                           552        1968
     Unit 2                           555        1969

Harrison Power Station

     Unit 1                           640        1972
     Unit 2                           640        1973
     Unit 3                           640        1974

Pleasants Power Station

     Unit 1                           614        1979
     Unit 2                           614        1980

Rivesville Power Station

     Unit 5                            46        1943
     Unit 6                            91        1951

Willow Island Power Station

     Unit 1                            54        1949
     Unit 2                           181        1960

The major coal-fired generating assets are the Hatfield's Ferry, Fort Martin, Harrison, and Pleasants Power Stations. The units at these stations are all in excess of 500 MW in capacity and were installed between 1968 and 1980. The major coal-fired assets are jointly-owned between the unregulated and regulated companies, with the regulated companies owning 27.5% of these assets.

Under the "cap and trade" regulations discussed previously, capital investments in environmental controls can be balanced against the cost of purchasing emissions allowances. Based on the specific regulations, electric generating units are allocated a specific quantity of emission allowances. Actual NOx and SO2 emissions must be matched on a one-to-one basis with the emission allowances, which are then retired. If emissions are in excess of the allowances held, then additional allowances must be purchased. Allowances are freely traded between companies that have excess allowances (as a result of having less emissions than the allowances held) with those that have excess emissions. Allowances prices vary based on the supply and demand for the allowances.

SO2 emission allowances were allocated in the mid-1990's based on the level of electric generation during a reference period in the 1980's. SO2 allowances have been allocated through 2034. Generating asset owners can reduce SO2 emissions through a variety of means ranging from shutting down or curtailing the operation of the electric generating unit, to switching to a lower sulfur coal, and to installing flue gas desulfurization equipment. Flue gas desulfurization equipment ("FGD equipment") comes in two basic types, wet scrubbers and dry scrubbers, with wet scrubbers being more prevalent on coal-fired generating units. For facilities located near sources of low sulfur coal, the most economic option was often to switch to low sulfur coal, particularly coal from the Powder River Basin in Wyoming. For most large coal-fired facilities burning inexpensive high sulfur coals, such as in the Ohio River valley, the most economic option was often to install wet scrubbers. Larger coal-fired units were selected for the installation of wet scrubbers due to economies of scale.

As of May 31, 2004, under the NOx SIP Call program, many states in the eastern US are required to reduce NOx emissions during the period from May 1 through September 30 ("ozone season"). NOx allowances are allocated based on the fuel consumption or electric generation during a reference period using a NOx emission factor of approximately 0.15 lb NOx per million Btu ("mmBtu") of fuel consumed. The allowances are allocated for a several year period (each state has slightly different rules related to the NOx emission allowances) based on a specific reference period which changes over time to reflect more current operation of the unit.

The NOx emission "cap and trade" program works in a similar manner to the SO2 emission "cap and trade" program. Options for reducing NOx emissions are more varied and include a variety of combustion and post-combustion controls. The most cost effective means of NOx emission reductions was often the installation of low NOx burners and overfire air. Additional emission reductions can be achieved through injecting ammonia or urea into the furnace, burning a quantity of natural gas along with coal, or doing a combination of both. The most common form of NOx emissions for large coal-fired units is a post-combustion control called selective catalytic reduction ("SCR"). SCR systems can achieve as much as a 90% reduction in NOx emissions, which almost always brings the emissions level below the allowance emission factor of 0.15 lb/mmBtu.

Emission control have also been installed on newer coal-fired units as original equipment required by the environmental permits issued for construction. Another reason for the installation of scrubbers is law suits filed by the US EPA against owners of coal-fired units that are alleged to have modified coal-fired units such that new source review ("NSR") and prevention of significant deterioration ("PSD") requirements were violated.

Current SO2 and NOx Emissions

The SO2 and NOx emissions from the coal-fired plants in 2003 are summarized below. This information was obtained from the US EPA. The SO2 emissions are for the full 2003 year. The NOx emissions are for the ozone season (May through September).

                                2003 SO2   2003 SO2   2003 NOx   2003 NOx
                                Emissions  Emissions  Emissions  Emissions
 Plant                            (tons)   (Ib/mmBtu)  (tons)    (lb/mmBtu)
 -----                            ------   ----------  ------    ----------

Armstrong Power Station            34,141       3.10     1,076       0.28
Hatfield's Ferry Power Station    139,424       3.36     5,142       0.31
Mitchell Power Station              1,428       0.18       600       0.21
Albright Power Station             25,425       2.44     2,339       0.52
Fort Martin Power Station         102,522       2.73     4,888       0.31
Harrison Power Station             13,145       0.21     3,936       0.15
Pleasants Power Station            44,396       1.15     1,458       0.09
Rivesville Power Station            5,356       1.66       796       0.65
Willow Island Power Station        12,140       1.94     2,354       0.83
Total/Average                     377,976       1.72    22,587       0.25

In reviewing the emissions data, we noted that the Hatfield's Ferry plant had a lower than expected number of operating hours. For a baseloaded coal facility, we would have expected the operating hours to be at least 85% of the year. In 2003, the Hatfield's Ferry units operated, on average, 75% of the year, while they operated 84% of the time in 2002. It is likely that the 2003 operations were limited by a combination of extended planned outages and forced outages that reduced the operating hours for this plant. As Hatfield's Ferry is the largest emitter of SO2 emissions in the Allegheny Energy fleet, this lower than anticipated utilization resulted in a reduction in SO2 emissions of approximately 15,000 to 20,000 tons.

The average 2003 SO2 emissions factor of 1.72 lb S02/mmBtu is slightly higher than the average SO2 emissions factor of 1.56 lb S02/mmBtu of the large coal-fired fleets in the region. The average SO2 emissions factors for the large coal-fired fleets in 2003 in the region are as follows:

                                    SO2         SO2
                                 Emissions    Emissions
    Fleet                          (tons)    (lb/mmBtu)
    -----                          ------    ----------

Allegheny Energy                  378,000       1.72
American Electric Power           934,000       1.46
Cinergy                           440,000       1.75
Constellation                      96,000       1.37
Dominion                          160,000       0.83
FirstEnergy                       309,000       1.38
Mirant Mid-Atlantic               172,000       2.07
PPL                               214,000       2.40
Reliant MidAtlantic               221,000       2.20

     Total/Average                              1.56

Most of the companies listed, including Allegheny Energy, have installed scrubbers on some of their larger units. AEP installed scrubbers on its two 1,300 MW units at Gavin Station. This was done in the mid-1990s in response to the Clean Air Act Amendments ("CAAA"). Zimmer Station, which is jointly owned by AEP, Cinergy and Dayton Power & Light, was equipped with a scrubber as original equipment. Dominion had installed scrubbers at its Clover facility in response to the CAAA and recently installed scrubbers at its Mount Storm Station as part of a settlement with the EPA on alleged NSR and PSD violations.

Most of the companies listed above have announced plans for the addition of new scrubbers. AEP is in the process of installing scrubbers at the Mountaineer facility in West Virginia, is permitting scrubbers at the Cardinal facility in Ohio, and is planning to install scrubbers at their Mitchell facility in West Virginia. When these scrubbers are in place, the SO2 emissions factor for the AEP fleet will drop to 1.2 lb/mmBtu. Cinergy is in the process of installing scrubbers on Gibson Unit 3 and plans to install scrubbers on Gibson Unit 2, Cayuga Unit 2, and Miami Fort Units 7 and 8. When these scrubbers are installed, the SO2 emissions factor will drop below 1.2 lb/mmBtu. PPL has plans to install scrubbers at the Montour facility, which will lower the SO2 emissions factor to below 1.1 lb/mmBtu.

The average 2003 NOX emissions factor of 0.25 lb NOx/mmBtu for the Allegheny Energy fleet does not reflect the full operation of the SCR systems installed at the Harrison Station. When factoring in these SCRs, the average NOX emission factor is estimated to be 0.22 lb NOx/mmBtu. This is close to the NOX SIP Call target of 0.15 lb/mmBtu.

As compared to other coal-fired fleets, the Allegheny Energy fleet has a lower than average NOX emission factor. For the 2003 ozone season, AEP had a NOX emission factor of 0.39 lb/mmBtu. Because of acid mist formation problems with a number of its existing SCR units, AEP did not operate all its SCR units at full capacity during the 2003 ozone season. Assuming the operation issues are resolved and the remainder of the announced SCR units are installed (Amos Units 1 and 2, Muskingum River Unit 5, and Mitchell Units 1 and 2) the NOX emission factor should fall to 0.22 lb/mmBtu. Cinergy experienced similar problems with several of its SCR units. Cinergy's NOX emission factor for the 2003 ozone season was 0.29 lb/mmBtu. With the resolution of the operational problems and the installation of the remaining SCRs planned (Cayuga Units 1 and 2), the NOx emission factor should fall to 0.21 lb/mmBtu. Of the other large coal-fired fleets in the Mid-Atlantic/Midwest, FirstEnergy had an average NOX emission factor of 0.28 lb/mmBtu during the 2003 ozone season and Dominion had an average NOX emission factor of 0.21 lb/mmBtu during the 2003 ozone season.

                                           Allegheny Energy Emissions Evaluation

Existing Emissions Controls


Listed below are the major emissions control equipment installed at the Allegheny Energy coal-firedacilities.

Plant                              SO2 Control Equipment                        NOx Control Equipment
-----                              ---------------------                        ---------------------
Armstrong Power Station            Medium Sulfur Coal - No Controls             Low NOx Burners

Hatfield's Ferry Power Station     Medium Sulfur Coal - No Controls             Low NOx Burners

Mitchell Power Station             Medium Sulfur Control - Wet Lime Scrubber    Low NOx Burners and Overtire Air

Albright Power Station             Medium Sulfur Coal - No Controls             Low NOx Burners. Low NOx Burner and Overfire
                                                                                Air on Unit 3.

Fort Martin Power Station          Medium Sulfur Coal - No Controls

Harrison Power Station             High Sulfur Coal - Wet Lime                  Low NOx Burners and SCRs.
                                   Scrubbers All Three Units                    SCRs installed during 2003.

Pleasants Power Station            High Sulfur Coal - Wet Lime                  Low NOx Burners and SCRs.
                                   Scrubbers Both Units                         SCRs installed during 2002.

Rivesville Power Station           Medium Sulfur Coal - No Controls

Willow Island Power Station        Medium Sulfur Coal - No Controls

Most of the coal-fired units burn a medium sulfur Northern Appalachian coal. The two facilities that have scrubbers, Harrison and Pleasants Power Station, burn a high sulfur coal. Additional SO2 reductions may be possible without installation of scrubbers through fuel switching to lower sulfur eastern coals or to western coals, though this would be difficult for a number of reasons. In order to achieve an SO2 emission that is close to or below the current SO2 allowances held, scrubbers at Hatfield's Ferry and Fort Martin are likely the most economical choice. Allegheny Energy has recently been soliciting interest from engineers and constructors of scrubbers.

Scrubbers for the Hatfield's Ferry facility will likely be expensive due to site constraints. Assuming a capital cost of $300/kW, the capital cost of scrubbers in 2004$ will be approximately $450 million. Scrubbers for the Fort Martin facility will be approximately $250 million. Our understanding is that scrubbers would be installed first on the Fort Martin Station. The installation of a scrubber, from conceptual design, permitting, contracting, construction and commissioning, would take from 3 to 4 years. It is possible for a multi-unit site with a difficult retrofit to require a longer installation period. Given where Allegheny Energy is in the process, scrubbers at Fort Martin would likely be placed on-line in the 2008/2009 time frame. Scrubbers for Hatfield's Ferry would likely come on-line in the 2010/2011 time frame.

In order to bring scrubbers on line between 2008 and 2010, Allegheny Energy will need to begin significant development efforts by the beginning of 2005. The installation of SCR systems, if mandated as part of the NSR/PSD settlement could be complete for the first unit by the beginning of the 2007 ozone season, if much of the development work is already complete. As Allegheny Energy recently installed SCR systems at it Pleasants and Harrison Power Stations, this is likely a good assumption. Even in this case, the SCR installation would be spread over several years. Significant spending on SCR systems would begin mid to late 2005.


Estimated capital spending of $1.lto $1.3 billion would be spread from 2005 through 2010 or 2011. The approximate magnitude of annual spending would be as follows:

     Year        Capital (million)
     ----        -----------------
     2005            $50
     2006           $150
     2007           $300
     2008           $300
     2009           $200
     2010           $200

While Allegheny Energy has relatively low NOx emissions, NOx emissions are still in excess of the NOx emissions allowances. Therefore, some form of additional NOx control will likely be economic for the Hatfield's Ferry and Fort Martin facilities as well. Given the current level of NOx emissions and NOx emissions allowance price, it is possible that less capital intensive NOx controls (such as SNCR systems) could be the most economic choice in the near-term. With the anticipated shift to year-round NOx emission control by the end of the decade, SCR systems may become economic for either or both Hatfield's Ferry and Fort Martin. SCRs at Hatfield's Ferry would cost between $200 and $250 million (total for all three units). SCRs at Fort Martin would cost between $150 and $175 million (total for both units). An SCR installation can be accomplished in a 2 to 3 year time frame. Less capital intensive NOx controls can be installed in 1 to 2 years.

Scrubbing technology is well proven. Based on the experience of the large scrubbers installed in the mid-1990s, a number of modifications have been made which reduces the unit cost of the scrubber. The initial round of scrubbers were installed with multiple scrubber vessels and extensive redundant systems. The operating experience of these scrubbers indicated that fewer and larger scrubber vessels are adequate and that the extensive redundant systems were not required. The primary concern in the industry with scrubbers used in conjunction with SCR systems is the formation of sulfuric acid mist plume emitted from the plant stack. The formation of the acid mist plume is highly sensitive to the plant configuration, coal quality, coal sulfur content, and SCR design. A variety of chemicals have been tested to reduce the acid mist formation to an acceptable level. These chemicals have worked in many situations but have also caused operation issues at some plants. The industry is focused on these issues and a more clear-cut solution to this problem should be developed over the next several years.

A side benefit of scrubbers is enhanced mercury emissions control. Separately and in combination with SCR systems, it has been demonstrated that a significant quantity of mercury can be removed in a scrubber, particularly when burning eastern bituminous coal.

Until the mid-1990s, SCR systems on large coal-fired units were largely unproven. Since then, the experience with SCR has been good, with an occasional exception. The biggest issue with SCR installations has been in construction. SCR systems need to be integrated closely with the regenerative air heaters on coal-fired units. The systems often require complex ducting runs and need to be installed in elevated locations. The available space where an SCR needs to be installed is often crowded, making foundation installation and steel erection difficult and costly. From initial estimates, the cost of some SCR systems have been 30% to 50% greater than anticipated.

Given the magnitude of the capital costs presented by Allegheny Energy for its compliance program, we would assume that it includes scrubbers for both Fort Martin and Hatfield's Ferry, and likely SCR systems for all or most of these units.

Allowances - Price, Exposure, and Cost

SO2 Allowance Analysis
----------------------

SO2 emissions allowances have been actively traded since the late-1990s as part of the implementation of the CAAA. Many utilities installed scrubbers in response to the CAAA and took advantage of early reduction credits to build up a substantial bank of allowances. Other utilities switched to lower sulfur coals such that they were able to operate their coal-fired units without having to purchase allowances. With excess supply of allowances and limited demand, SO2 emissions allowances traded at what is considered to be less than the marginal cost of producing the allowances. Generally, the marginal cost of producing the allowances is the levelized cost of installing and operating a scrubber. For large scrubber installations in the mid-1990s, the cost of generating allowances, as expressed in $/ton of SO2 removed, was approximately $200 to $250/ton. The SO2 allowances were being traded until 2003 at between $100 and $150/ton. Starting in late 2003 and continuing until the present, the SO2 allowance prices have risen dramatically. The allowance prices have recently been ranging between $400 and $700/ton.

Several factors went into rapid rise in the allowance prices. First, the allowance bank built up through early reduction efforts, has been steadily declining. SO2 emissions have remained at approximately 11 million tons per year while new allowances that become available each year has fallen to 9 million tons per year. Without additional reduction in SO2 emissions, the allowance bank will be depleted in 4 to 6 years.

After several years of steady decreases in SO2 emissions, SO2 emissions increased in 2003 and are expected to increase again in 2004. The factors driving these increases are: 1) higher utilization of coal-fired generation as a result of high gas prices limiting the generation from new gas-fired generating units; 2) limited supply of low sulfur eastern coal shifting consumption to more readily available higher sulfur eastern coals; and 3) the proposed multi-pollutant regulations that will reduce the availability of SO2 allowances in the 2010 to 2012 time frame by 50%. EPA projects the marginal cost of SO2 reductions in 2010 to be approximately $800/ton (1999$), with an assumed 3% inflation rate, in 2010$, the cost of allowances would be approximately $1,100/ton, due to implementation of the Interstate Air Quality Rule. Forecasts of SO2 allowance prices show steady increases in the prices as the proposed compliance date is approached, though the reality will likely be more volatile due to the multitude of factors that drive the supply and demand of allowances. Factors such as a reduction in gas prices could reduce the allowance price as more natural gas facilities are brought online, whereas problems supplying Eastern low sulfur coal would likely have the opposite effect, and increase the allowance price. Current industry projections show a range of $500 to $1,000/ton.

Shown below are the SO2 allowances currently held by Allegheny Energy. Without additional SO2 controls, the SO2 emissions should be at approximately 395,000 tons per year. Also shown is the net allowances that will need to be purchased in order for Allegheny Energy to remain in compliance with existing regulations.

                                         Current Condition
                 SO2 Allowances          SO2 Allowance
   Year          Held (tons)             Requirements (tons)
   ----          -----------             -------------------

   2004          372,000                  23,000
   2005          346,000                  49,000
   2006          286,000                 109,000
   2007          301,000                  94,000
   2008          242,000                 153,000
   2009          220,000                 175,000
   2010          216,000                 179,000

At an allowance price range of $500-$1,000/ton, Allegheny Energy will spend between $50 and $150 million a year between 2005 and 2008. Without additional controls and assuming that new regulations come into place in 2010, the cost of purchasing allowances could range from $150 to $300 million per year.

Our rough estimate of the levelized cost of installing and operating scrubbers for Hatfield's Ferry and Fort Martin is $400/ton of SO2 removed (2004$). This assumes an installed capital cost of $700 million as indicated above, which is based on a capital cost of $300/kW for Hatfield's Ferry and $230/kW for Fort Martin. We have also assumed an operating cost of $1.5/MWh for the scrubbers. Given the current and forecasted allowance prices, there appears to be good justification for installing scrubbers at both Hatfield's Ferry and Fort Martin.

Aside from a direct economic justification, installing scrubbers will allow Allegheny Energy to better manage its exposure to the SO2 allowance market. In the lead up to the implementation of the new regulations, there will be increasing volatility in the allowance prices. Installing scrubbers or switching to much lower sulfur coals is a multi-year process that will become more difficult to implement as more utilities realize their exposure and scramble to address their exposure. The downside risk is that allowance prices fall to below the marginal cost of compliance due to oversupply of allowances after the 2010-2012 time frame. However, we believe this risk is limited as the proposed regulations call for a second decrease in the number of SO2 allowances available after 2015.

Also, note that there are secondary benefits from installing scrubbers such as mercury emissions reductions and ability to burn a broader mix (i.e. more high sulfur) of coals. Recognizing that the levelized cost of installing scrubbers is an approximation based on our experience and the limited information that is publicly available, there is still ample justification for Allegheny Energy pursuing this strategy.

NOx Allowance Analysis
----------------------

The NOx allowance market is a more recent development, essentially starting in 2003 with the early compliance of several states to the US EPA's NOx SIP Call requirements. As of the end of May 2004, all the states involved are participating in the NOx SIP Call program. Pricing for NOx allowances has also been volatile, particularly leading up to the 2003 ozone season. A number of utilities had installed SCR and other NOx control systems between 2000 and 2003. With construction delays and operational issues associated with some of the retrofits, the supply of allowances tightened and drove the allowance price up over $4,500/ton. The current price for NOx allowances is $2,500/ton.

On a simplistic basis, Allegheny Energy's NOx allowance requirements are the difference between their actual emission factor and 0.15 lb/mmBtu. With the operation of the SCR at the Harrison Station, we estimate Allegheny Energy's NOx emission factor to be 0.22 lb/mmBtu which results in an emission level of approximately 20,000 tons. The excess allowances held by Allegheny Energy for 2003 and the allowances held for 2004 should cover the 2004 ozone season emissions without having to purchase additional allowances. For 2005 and 2006, Allegheny Energy appears to be short 6,000 to 7,000 tons of allowances. At current allowance prices, Allegheny Energy would need to spend $15 to $17 million to meet its obligation in 2005.

Allegheny Energy can reduce its exposure to NOx allowance purchases by installing additional NOx controls. Generally, focusing on reducing emissions from the larger units is the most economic. Thus we would assume that Allegheny Energy is evaluating NOx reduction measures at both Fort Martin and Hatfield's Ferry. Reducing the NOx emissions for their fleet to below 0.15 lb/mmBtu would likely require installing SCR systems on some of the units at Fort Martin and Hatfield's Ferry. At an allowance price of $2,500/ton, the installation of an SCR system becomes marginal. Less capital intensive options are available which could further reduce NOx emissions and would be economically justified at the current allowance prices. However, installing these NOx control systems would not eliminate the need to purchase allowances, only reduce the total allowance purchase requirements.

An element of the proposed multi-pollutant regulations is the control of NOx emissions year-round instead of only during the ozone season. Generally, when factoring in year-round operation, SCRs become economic again because of their low operating cost versus most of the alternative control systems.

Conclusion

In order to achieve emission compliance that is close to or below the current allowances held, emission controls at Hatfield's Ferry and Fort Martin are likely the most economical choice. This evaluation has been based on the following factors:

o At current expected emission levels, it is projected that Allegheny Energy will be required to purchase 50 -100,000 SO2 allowances annually in 2005 through 2007, and 150,000 or more annually in the following years.

o Price projections for SO2 allowances are volatile, but a reasonable range would be $500-1,000 per ton, resulting in emission allowance purchases of up to $100 million per year.

o The installation of scrubbers would be an economic investment, given the anticipated expense and volatility of the allowance purchase market.

o The threatened litigation with the AGs makes investing in emission controls much more likely, as evidenced by settlements entered into by other companies that have had recent litigation with the EPA or AGs.

o NOx emission control technology is also likely to be required due to anticipated volatility in the NOx allowance prices, likely implementation of year round control requirements, and the threatened litigation with the AGs.

o Total investment for the SO2 and NOx emission control technology for the Allegheny Energy fleet is estimated to be $1.1 to $1.3 billion over approximately the next five years.

o Most of Allegheny Energy's competitors in the region have either already made the emission controls investment, or have committed to do so on their larger generating units.


Should you have any questions or comments regarding this evaluation, please do not hesitate to contact me at (617) 589-1440.

Regards,




John Senner
Assistant Vice President